Table of Contents

Summary of Employment Arrangements

between Schering Aktiengesellschaft

and Dr. Hubertus Erlen

This English-language summary of the material terms of the employment arrangements in effect as from May 1, 2001 between Schering Aktiengesellschaft (the “Company”) and Dr. Hubertus Erlen, the Chairman of the Executive Board of the Company, is based on the terms of certain German language letter agreements between the Company and Dr. Erlen.

Term: Dr. Erlen was elected as Chairman of the Executive Board of the Company as of April 26, 2001. The term will expire on June 30, 2005. The term of the employment arrangements described herein is concurrent with Dr. Erlen’s elected term as Chairman.

Compensation: The aggregate remuneration of Dr. Erlen for 2001 is comprised of the following three elements:

Fixed Compensation: EUR 472.704,72 per annum.

Variable Compensation: EUR 1.401.360,72 (determined by reference to the dividend distributed by the Company).

Stock-Based Compensation:

- EUR 783.000,00 in proceeds from exercised share options
(LTI plan 1998)

- 20.000 options granted in 2001 under LTI plan 2001

Retirement: The Company will make a monthly pension contribution equal to six times the monthly base salary of technical employees in group E13 applicable at the Company’s site in Bergkamen, Germany.